SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                (RULE 13-D - 102)

             INFORMATION STATEMENT PURSUANT TO RULES 13D-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934








                              NETSPEAK CORPORATION
                                (Name of Issuer)


                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)


                                    64115D109
                                 (CUSIP Number)


                                Page 1 of 5 pages

                               CUSIP No. 64115D109

(1)      Name of Reporting Persons  ROBERT KENNEDY

         S.S. or I.R.S. Identification Nos. of Above Persons ###-##-####

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
         (a) |_| (b) |_|

(3)      SEC Use Only__________________________________________________________

(4) Citizenship or Place of Organization U.S.A.

          Number of             (5)        Sole Voting Power         750,000(1)
        Shares Bene-
          ficially              (6)        Shared Voting Power        30,000(2)
          Owned by
        Each Report-            (7)        Sole Dispositive Power       750,000
         ing Person
            With                (8)        Shared Dispositive Power      30,000

(9)      Aggregate Amount Beneficially Owned by Each Reporting Person   780,000

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)|_|

(11)     Percent of Class Represented by Amount in Row (9)              7.2%(3)

(12)     Type of Reporting Person (See Instructions)                      IN


-------------------------
          1 Includes 250,000 shares of Common Stock held pursuant to the grant of stock options.

          2 Represents 30,000 shares of Common Stock held pursuant to the grant of stock options by his wife.

          3 Calculated on the basis of 10,554,721 shares of Common Stock outstanding on November 10, 1997.

                                Page 2 of 5 pages

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ITEM 1(A).        NAME OF ISSUER:

                  NETSPEAK CORPORATION

ITEM 1(B).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  902 Clint Moore Road
                  Boca Raton, Florida  33487

ITEM 2(A).        NAME OF PERSON FILING:

                  Robert Kennedy

ITEM 2(B).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  902 Clint Moore Road
                  Boca Raton, Florida  33487

ITEM 2(C).        CITIZENSHIP:

                  U.S.A.

ITEM 2(D).        TITLE OF CLASS OF SECURITIES:

                  Common Stock, $.01 Par Value

ITEM 2(E).        CUSIP NUMBER:

                  64115D109

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), IDENTIFY THE STATUS OF THE PERSON FILING:

                  Not applicable.

ITEM 4.           OWNERSHIP:

         (a)      Amount Beneficiary Owned:  780,000(1) SHARES.

         (b)      Percent of Class:   7.2%(2)

-------------------------
                  1 Includes 250,000 shares of Common Stock held pursuant to the grant of stock options and 30,000 shares of Common Stock held pursuant to the grant of stock options by his wife.

                  2 Calculated on the basis of 10,554,721 shares of Common Stock outstanding on November 10, 1997.

                                Page 3 of 5 pages

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         (c) Number of shares as to which such person has:

                  (i)      sole power to vote or to                750,000
                           direct the vote

                  (ii)     shared power to vote or to               30,000
                           direct the vote

                  (iii)    sole power to dispose or to             750,000
                           direct the disposition of

                  (iv)     shared power to dispose or to            30,000
                           direct the disposition of

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON:

                  Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                  COMPANY:

                  Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

                  Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP:

                  Not applicable.

ITEM 10.          CERTIFICATION:

                  Not applicable.


                                Page 4 of 5 pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





February 11, 1998                                            /s/ Robert Kennedy
                                                             ------------------
                                                             Robert Kennedy

                                Page 5 of 5 pages